SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: May 28, 2014

List of materials

Documents attached hereto:

i) Press Release Announcement of Company Split (Small-scale Company Split) of Sony Corporation into VJ Corporation relating to Sale of PC business.

May 28, 2014
Sony Corporation

Announcement of Company Split (Small-scale Company Split) of Sony Corporation into
VJ Corporation relating to Sale of PC business

Sony Corporation (“Sony”) today announced that it has decided to have VJ Corporation, which will be renamed as VAIO Corporation after this company split, succeed to certain rights and obligations related to a part of Sony’s PC business currently operated in Japan under the VAIO brand by an “absorption-type company split”, as set forth below.  This company split is a step in the process of a sale of Sony’s PC business announced in the press release dated May 2, 2014 “Sony and Japan Industrial Partners’ Special Purpose Company Sign Definitive Agreements for the Sale of PC business”.

Certain information is omitted from this announcement since this is an absorption-type company split conducted under the Companies Act of Japan by which the reduction of Sony’s total assets by this company split are expected to be less than 10% of its total assets as of the end of the previous fiscal year and the reduction of Sony’s sales and operating revenue by this company split are expected to be less than 3% of its sales and operating revenue in the previous fiscal year.

1.	Purpose of the company split

The purpose of this company split is to transfer certain rights and obligations related to a part of Sony’s PC business currently operated in Japan under the VAIO brand to VJ Corporation.

2.	Summary of the company split

(1)	Schedule of the company split
Approval of the company split agreement
	(by the representative corporate executive officer of Sony)	May 27, 2014
	Execution of the company split agreement	May 28, 2014
Approval of the company split agreement
	(by the resolution of shareholders meeting of VJ Corporation)	May 29, 2014 (scheduled)
	Effective date of the company split	July 1, 2014 (scheduled)

  *  Sony will perform the contemplated company split without obtaining shareholder approval of the company split agreement pursuant to the provisions of the “small-scale company split” set forth in Paragraph 3 of  Article 784 of the Companies Act of Japan.

* This company split will become effective subject to necessary regulatory approvals.

(2)	Method of the company split

The method of the contemplated company split is an absorption-type company split between Sony (as the splitting company) and VJ Corporation (as the successor company).

(3)	Details of consideration allotted upon the company split

There will be no issuance of new shares or cash payment upon the completion of the contemplated company split.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company

There will be no changes to the treatment of stock acquisition rights or bonds with stock acquisition rights issued by Sony upon the completion of the contemplated company split.

(5)	Increase or decrease of stated capital upon the company split

There will be no increase or decrease of share capital of Sony upon the contemplated company split.

(6)	Rights and obligations to be succeeded by the successor company

VJ Corporation, as the successor company, will succeed to certain rights and obligations related to a part of Sony’s PC business currently operated in Japan under the VAIO brand, as set forth in the company split agreement.

(7)	Expectation on the performance capabilities of each party’s obligations

Sony expects that the contemplated company split will have no material impact on the performance capabilities of VJ Corporation in respect of its obligations which will be transferred to VJ Corporation by the contemplated company split.

3.	Basis of calculation of the consideration allotted upon the company split

Sony and VJ Corporation have agreed that there will be no issuance of new shares or cash payment as consideration upon the contemplated company split, based on both parties’ discussion related to the certain rights and obligations which will be transferred to VJ Corporation.

4.	Summary of each party (Numbers shown below are as of March 31, 2014 or for the fiscal year ended March 31, 2014 for Sony and as of date of incorporation for VJ Corporation)

(1)	Summary of each party

Trade name	Sony Corporation (Splitting Company)	VJ Corporation (Successor Company)
Business	Manufacture and sale of electronic and electrical machines and equipment	Manufacture, sale, plan and development of PC and PC related equipment
Date of incorporation	May 7, 1946	April 23, 2014
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	1-1, Marunouchi 2-chome, Chiyoda-ku,Tokyo, Japan
Title and name of Representative	Kazuo Hirai Representative Corporate Executive Officer	Kiyoshi Inoue CEO
Stated capital	¥ 646,654 million	¥ 25,000
Number of shares issued	1,044,707,767 shares	1 share
Fiscal year-end	March 31	March 31
Major shareholders and shareholding ratios
1    Moxley and Co. LLC                            9.00%
2    The Bank of New York Mellon SA/NV 10             4.59%
3    The Master Trust Bank of Japan, Ltd. (Trust Account)  4.28%
4    Japan Trustee Services Bank, Ltd. (Trust Account)          3.99%
5    State Street Bank and Trust Company               1.80%
Kiyoshi Inoue 100.0%
Net assets	¥ 2,783,141 million (consolidated) (Note)	¥ 50,000 (non-consolidated)
Total assets	¥ 15,333,720 million (consolidated)	¥ 50,000 (non-consolidated)
Net assets per share	¥ 2,163.63 (consolidated) (Note)	¥ 50,000 (non-consolidated)
Sales and operating revenue	¥ 7,767,266 million (consolidated)	-
Operating income	¥ 26,495 million (consolidated)	-
Ordinary income	¥ 25,741 million (consolidated) (Note)	-
Net income (loss)	(¥ 128,369) million (consolidated) (Note)	-
Net income (loss) per share	(¥ 124.99) (consolidated) (Note)	-

Note:
Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, “total equity”, “stockholders’ equity per share”, “income before income taxes”, “net income (loss) attributable to stockholders of Sony” and “net income (loss) attributable to stockholders of Sony per share” are stated in place of “net assets”, “ordinary income”, “net income (loss)” and “net income (loss) per share” respectively.

(2)	Summary of business subject to the company split

a.	Business subject to the company split

A part of Sony’s PC business currently operated in Japan under the VAIO brand

b.	Operating results of the business transferred by the company split for the fiscal year ended March 31, 2014

	Net sales:	¥ 276,489 million
	Gross operating income	¥ (13,688 million)
	Operating income	¥ (35,267 million)
	Ordinary income	¥ (59,665 million)

c.	Assets and liabilities to be succeeded upon the company split

	Assets:	¥ 0 million
	Liabilities:	¥ 0

5.	Status after the company split

There will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business transferred by the contemplated company split), the stated capital or fiscal year-end of Sony upon the completion of the contemplated company split.  In conjunction with the contemplated company split, Sony will transfer a part of Sony’s PC business currently operated in Japan under the VAIO brand and certain related assets (including those which are under the control of Sony’s subsidiaries) to VJ Corporation, with a target for completion of the effective date.  Also, Sony will indirectly acquire 5% of the issued voting shares of VJ Corporation by investing 50 million yen in the parent company of VJ Corporation on the effective date of the company split.  The parent company will wholly own VJ Corporation and will be a wholly-owned company of Japan Industrial Partners IV Investment Limited Partnership which is controlled and operated by Japan Industrial Partners, Inc., by the effective date of the company split.  After the completion of these processes, including the contemplated company split, VJ Corporation will change its trade name to VAIO Corporation.

6.	Outlook

No impact on Sony’s consolidated financial forecast for the fiscal year ending March 31, 2015 is anticipated as a result of the completion of the contemplated company split.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2015, which was announced on May 14, 2014, and its consolidated financial results for the fiscal year ended March 31, 2014.

(Yen in billions)
	Sales and operating revenue	Operating income	Income before income taxes	Net loss attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2015	7,800	140	130	(50)
Consolidated financial results for the fiscal year ended March 31, 2014	7,767.3	26.5	25.7	(128.4)